Exhibit 21.1

WISCONSIN ELECTRIC POWER COMPANY
SUBSIDIARIES AS OF DECEMBER 31, 2001

The following table includes the subsidiaries of Wisconsin Electric Power Company, an electric, gas and steam utility incorporated in the state of Wisconsin, as well as the percent of ownership, as of December 31, 2001. Wisconsin Electric is a wholly-owned subsidiary of Wisconsin Energy Corporation.

	State of
	Incorporation	Percent
Subsidiary (a)	or Organization	Ownership

ATC Management Inc.	Wisconsin	42.482%
American Transmission Company LLC	Wisconsin	37.295%

(a)	Omits the names of certain subsidiaries, which if considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" as of December 31, 2001.